UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 30, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: September 30, 2009

Print the name and title of the signing officer under his signature.

   1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO PURCHASES CONVERTIBLE BONDS AND
SECURES DEBT FINANCING PACKAGES

September 30, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE AMEX: TGB) ("Taseko" or the "Company") is pleased to announce that it has recently completed the repurchase of the remaining US$10 million of Convertible Bonds. The entire US$30 million of Convertible Bonds were repurchased from June to August out of working capital.

In September, Taseko completed two debt financings totalling C$29.0 million that will enable the Company to complete planned production enhancements at its Gibraltar Mine, as well as increase general working capital. The debt financings include a US$20.0 million increase to its existing credit facility with Credit Suisse, adding Investec Bank PLC to its lender group, and a C$7.1 million royalty financing, placed in Canada, which pays a 6% royalty. The terms of the expanded credit facility are consistent with the existing facility.

Peter Mitchell, CFO of Taseko commented, "In the last six months, under difficult financial market conditions, we have closed $50 million of debt financing and eliminated the convertible debt and associated dilution, as well as significantly reducing other short-term liabilities. Our improved balance sheet now provides financial flexibility and will allow our Gibraltar operational staff to continue to advance capital projects and cost containment initiatives, further enhancing profitability.

Mr. Mitchell continued, "Strong relationships with multiple international banks will be very important and create opportunities as we progress financing activities related to Prosperity."

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.